UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                             APPLE ORTHODONTIX, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                     Class A Common Stock, $0.001 Par Value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   037849-10-6
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Bruce Berkowitz
                             100 Jericho Quadrangle
                                    Suite 212
                             Jericho, New York 11753
                                 (212) 319-4100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 4, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                  SCHEDULE 13D

CUSIP No.       037849-10-6                        Page    2    of     6  Pages
           -------------------------                    -------     ------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     Joel M. Greenblatt
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*         AF
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization         USA
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power           0
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power         294,900
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power      0
  Reporting                   __________________________________________________
  Person With                 10  Shared Dispositive Power      294,900
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person         294,900
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                     4.62%
--------------------------------------------------------------------------------
14  Type of Reporting Person*        IN
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                  SCHEDULE 13D

CUSIP No.       037849-10-6                       Page    3    of     6    Pages
           -------------------------                   -------     -------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person          Daniel L. Nir
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*               AF
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization      USA
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power             0
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power           294,900
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power        0
  Reporting                   __________________________________________________
  Person With                 10  Shared Dispositive Power        294,900
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person  294,900
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*   [ ]
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)         4.62%
--------------------------------------------------------------------------------
14  Type of Reporting Person*        IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








CUSIP No.       037849-10-6                     Page    4    of     6    Pages
           -------------------------                 -------     -------


THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D FILED ON BEHALF OF THE REPORTING PERSONS ON JUNE 2, 1997. ITEM 5 OF SAID SCHEDULE 13D IS HEREBY DELETED IN ITS ENTIRETY AND REPLACED WITH THE TEXT OF ITEM 5 SET FORTH HEREINBELOW. ITEM 7 IS MODIFIED AS SET FORTH HEREIN. UNLESS OTHERWISE DEFINED HEREIN, ALL CAPITALIZED TERMS USED HEREIN SHALL HAVE THE MEANING ASCRIBED TO THEM IN SAID
SCHEDULE 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As a result of the disposition as of the close of business on June 5, 1997 of an aggregate 55,100 shares, the beneficial ownership by each of Joel
M. Greenblatt and Daniel L. Nir of Common Stock of the Issuer as of the date hereof is less than five percent (5%). Specifically, the beneficial ownership of each of the Reporting Persons is as follows:



        No. of Shares Deemed                  Nature of Ownership                  Percentage of Class
      to be Beneficially Owned:              -------------------                  -------------------
      -------------------------


              100,300                 The record ownership and economic interest          1.57%
                                      in such  shares  is held  by  Alfred  LLC.
                                      Messrs.  Greenblatt  and Nir are  managing
                                      members of Alfred LLC and, therefore,  may
                                      be  deemed  to  have  indirect  beneficial
                                      ownership   of,  and  shared   voting  and
                                      dispositive  power with  respect  to, such
                                      shares.





               194,600                The record ownership and economic interest           3.05%
                                      in such  shares  is held  by  Gotham  III.
                                      Messrs.  Greenblatt  and Nir  are  general
                                      partners of Gotham III and, therefore, may
                                      be  deemed  to  have  indirect  beneficial
                                      ownership   of,  and  shared   voting  and
                                      dispositive  power with  respect  to, such
                                      shares.


           ==============                                                            ===============
               294,900                                                                    4.62%


         Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships described above, Joel M. Greenblatt may be deemed to be the beneficial owner of 294,900 shares (4.62%) of the Common Stock of the Issuer. Joel M. Greenblatt does not beneficially own any shares of Common Stock of the Issuer other than through his interests as a general partner or managing member as aforesaid, and he does not have exclusive voting or dispositive power over any such shares.

         Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships described above, Daniel L. Nir may be deemed to be the beneficial owner of 294,900 shares (4.62%) of the Common Stock of the Issuer. Daniel L. Nir does not beneficially own any shares of the Common Stock of Issuer other than through his interests as a general partner or managing member as aforesaid, and he does not have exclusive voting or dispositive power over any such shares.





CUSIP No.       037849-10-6                       Page    5    of     6    Pages
           -------------------------                   -------     -------


         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on information in the Issuer's final Prospectus dated May 22, 1997, and other information obtained from the Issuer on May 30, 1997 indicating that there are 6,376,483 shares of Common Stock of the Issuer outstanding.

         (b) Alfred LLC and Gotham III each have the sole power to vote and dispose of the Common Stock of the Issuer beneficially owned by them. Such voting and dispositive power may be exercised on behalf of Alfred LLC by its Managing Members and on behalf of Gotham III by either of its general partners. Both Joel M. Greenblatt and Daniel L. Nir are the general partners of Gotham III and the managing members of Alfred LLC. Therefore, Joel M. Greenblatt and Daniel
L. Nir may be deemed to each have shared voting and dispositive power over the 294,900 shares (4.62%) of the Common Stock of the Issuer beneficially owned in the aggregate by Gotham III and Alfred LLC.

         (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows (all such transactions were open market acquisitions or sales, with sales being shown in parenthesis):


     Reporting Person             Date            No. of Shares        Price per Share           Total
     ----------------             ----            -------------        ---------------           -----

        Alfred LLC               5/22/97             119,000                     7.0000         $833,000
                                 6/04/97            (16,700)                   (12.0801)     ($201,737.67)
                                 6/05/97             (2,000)                   (11.2708)     ($ 22,541.60)

        Gotham III               5/22/97             231,000                     7.0000        $1,617,000
                                 6/04/97            (32,400)                  (12.0801)      ($391,395.24)
                                 6/05/97            ( 4,000)                  (11.2708)      ($ 45,083.20)

     (d) Not Applicable.

     (e) Not Applicable.


ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A.  Agreement of Joint Filing -- Incorporated  by  reference to
                                                  Exhibit  A  attached   to  the
                                                  Schedule  13D  filed  with the
                                                  Securities     and    Exchange
                                                  Commission on June 2, 1997.






CUSIP No.       037849-10-6                       Page    6    of     6    Pages
           -------------------------                   -------     -------


After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            /s/ Joel M. Greenblatt
                                            ------------------------------------
                                            Joel M. Greenblatt


                                            /s/ Daniel L. Nir
                                            ------------------------------------
                                            Daniel L. Nir


Date: June 6, 1997